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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Hornbeck Offshore Services, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

440543106
(CUSIP Number)

Brian Jozwiak Fine Capital Partners, L.P. 590 Madison Avenue, 5th Floor New York, New York 10022 Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	440543106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fine Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,497,300

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,497,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,497,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	440543106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fine Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,497,300

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,497,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,497,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	440543106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Debra Fine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,497,300

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,497,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,497,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	440543106

Item 1.	Security and Issuer.

The name of the issuer is Hornbeck Offshore Services, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by (i) Fine Capital Partners, L.P., a Delaware limited partnership ("FCP"), as the investment manager to certain private investment funds, with respect to Shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company ("FCA"), as the general partner of FCP, and (iii) Ms. Debra Fine, a United States citizen and the principal of FCP and FCA, with respect to the shares owned by such private investment funds (the persons mentioned in (i), (ii) and (iii) are referred to as the "Reporting Persons").  Ms. Fine is the sole Manager of FCA and the President of FCP.  Brian Jozwiak, a United States citizen, is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.

(b)	The principal business address for each of the Reporting Persons and each of the other executive officers of FCP is 590 Madison Avenue, 5th Floor, New York, New York 10022.

(c)
FCP provides investment management services to private individuals and institutions.  FCA serves as the general partner of FCP.  The principal occupation of Ms. Fine is investment management.  The principal occupation of Mr. Jozwiak is Chief Financial Officer and Chief Operating Officer of FCP and its affiliates.

(d)	Neither Ms. Fine nor Mr. Jozwiak have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by FCP is approximately $28,130,224. Ms. Fine, FCP and FCA do not directly own any Shares.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares by the Reporting Persons is for investment, and the purchases of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer.  The Reporting Persons, from time to time, will communicate with the Issuer and other holders of Shares.  The Reporting Persons may in the future purchase additional Shares or dispose of some or all of their Shares in open-market transactions or privately negotiated transactions.  The Reporting Persons do not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) FCP, FCA and Ms. Fine may be deemed to be the beneficial owners of 1,497,300 Shares, constituting 5.7% of the Shares, based upon 26,450,003* Shares outstanding as of the date hereof.

FCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,497,300 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,497,300 Shares.

FCA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,497,300 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,497,300 Shares.

Ms. Fine has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,497,300 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,497,300 Shares.

The transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D/A filed by the Reporting Persons on February 25, 2011 are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at September 30, 2010, as reported in the Issuer's Form 10-Q, filed on November 9, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2011
(Date)

Fine Capital Partners, L.P. By: Fine Capital Advisors, LLC, its general partner

By:	/s/ Debra Fine
Debra Fine, Manager

Fine Capital Advisors, LLC
By:	/s/ Debra Fine
Debra Fine, Manager

By:	/s/ Debra Fine
Debra Fine

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 3, dated March 15, 2011, relating to the Common Stock, $0.01 par value of Hornbeck Offshore Services, Inc. shall be filed on behalf of the undersigned.

March 15, 2011
(Date)

Fine Capital Partners, L.P. By: Fine Capital Advisors, LLC, its general partner

By:	/s/ Debra Fine
Debra Fine, Manager

Fine Capital Advisors, LLC
By:	/s/ Debra Fine
Debra Fine, Manager

By:	/s/ Debra Fine
Debra Fine

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

2/28/2011	Common Stock, $0.01 Par Value		25,000	28.4141
3/1/2011	Common Stock, $0.01 Par Value	40,000		28.8351
3/3/2011	Common Stock, $0.01 Par Value		147,600	28.997
3/4/2011	Common Stock, $0.01 Par Value		71,200	29.418
3/7/2011	Common Stock, $0.01 Par Value		24,800	28.5793
3/8/2011	Common Stock, $0.01 Par Value		28,000	28.9513
3/11/2011	Common Stock, $0.01 Par Value		27,100	28.529

SK 27147 0001 1179729